[WFAF Letterhead]

June 24, 2011

Linda Stirling

Laura Hatch

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

RE:      Wells Fargo Funds Trust, File Nos. 333-174532 and 811-09253 (the “Registrant”)

Dear Ms. Stirling and Ms. Hatch:

On behalf of the Registrant, I am sending a response to oral comments delivered by Ms. Stirling and Ms. Hatch on June 15, 2011 and June 16, 2011, respectively, to the registration statement (the “Registration Statement”) filed on Form N-14 by the Registrant on May 26, 2011, accession no. 0000907244-11-000415, relating to the acquisition of the assets of certain series of the Registrant (the “Target Funds”) by certain other series of the Registrant (the “Acquiring Funds”), as follows:

Target Fund	Acquiring Fund
Wells Fargo Advantage Disciplined Value Fund	Wells Fargo Advantage Large Company Value Fund
Wells Fargo Advantage Disciplined Global Equity Fund	Wells Fargo Advantage Intrinsic World Equity Fund

Please note the following responses to your comments (unless otherwise indicated, capitalized terms used herein have the same meanings as are given to them in the Registration Statement):

Prospectus/Proxy Statement Comments from Ms. Stirling:

Comment 1:   In the section entitled “Overview – Board of Trustees Recommendation,” you noted that the third paragraph does not appear relevant to these Mergers.

Response 1:    The third paragraph of the section has been deleted and replaced with the following:

            “The decision to reorganize each Target Fund into the corresponding Acquiring                             Fund resulted from the consideration of various alternatives with respect to the                              management of the Target Funds following the decision of Wells Capital                                       Management Incorporated (“Wells Capital”) to divest its Global Strategic                                      Products (“GSP”) advisory business, which is the particular Wells Capital unit                                   that currently provides investment sub-advisory services to each Target Fund.                                 Wells Capital is contributing its GSP business to Golden Capital Management,                              LLC (“Golden Capital”), and a partially owned affiliate of Wells Capital, in                             exchange for an additional 20% ownership interest in Golden Capital. Funds                                     Management and the Board were advised that, as a result of Wells Capital’s                                  divestiture of its GSP business, Wells Capital will no longer be able to provide                               investment sub-advisory services through its GSP unit to the Target Funds.

            This development led Funds Management and the Board to consider various                                  alternatives with respect to the management of the Target Funds, including                                    replacing Wells Capital with Golden Capital or another sub-adviser, and                                            ultimately led to the Board's decision to proceed with the proposed Mergers into                                    Funds that are not sub-advised by Wells Capital.”

Comment 2:   With respect to each Merger, in the section entitled “Merger Summary – Principal Risk Comparison,” you requested that we describe all differences in the risks between the Target Funds and the Acquiring Funds, rather than just providing examples.

Response 2:    With respect to the merger of Disciplined Value Fund into Large Company Value Fund, the third sentence of the first paragraph in the section entitled “Merger Summary – Principal Risk Comparison” has been deleted and replaced with the following:

“In this regard, because the Target Fund does not invest in equity securities of foreign issuers as part of its principal investment strategy, Foreign Investment Risk is not a principal risk of the Target Fund.”

With respect to the merger of Disciplined Global Equity Fund into Intrinsic World Equity Fund, the third sentence of the first paragraph in the section entitled “Merger Summary – Principal Risk Comparison” has been deleted and replaced with the following:

“In this regard, since the Acquiring Fund invests in a more limited number of issuers than the Target Fund, an investment in the Acquiring Fund is subject to Focused Portfolio Risk while an investment in the Target Fund is not subject to such risk.  Furthermore, the Target Fund is subject to Growth Style Investment Risk while the Acquiring Fund is not subject to such risk.”

Comment 3:   With respect to each Merger, in the section entitled “Merger Summary – Shareholder Fee and Fund Expense Comparison,” you asked that, if any of the Fund’s contractual caps are subject to recapture provisions, that we include disclosure regarding such provisions in the footnote to the applicable fee tables.

Response 3:    The Funds’ contractual caps are not subject to recapture provisions.

Comment 4:   With respect to the Merger of the Wells Fargo Advantage Disciplined Global Equity Fund into the Wells Fargo Advantage Intrinsic World Equity Fund, in the section entitled “Merger Summary – Principal Risk Comparison,” you noted that there appears to be some language missing from the sentence discussing the differences in the Funds’ principal risks. You also noted that both Funds appear to be subject to Foreign Currency Transaction Risk.

Response 4:    The relevant sentence has been revised as noted in the part of our response to comment 2 above relating to the merger of Disciplined Global Equity Fund into Intrinsic World Equity Fund.

Comment 5:   You asked that we explain how the accounting survivor was chosen for the Merger of the Wells Fargo Advantage Disciplined Value Fund (the “Target Fund”) into the Wells Fargo Advantage Large Company Value Fund (the “Acquiring Fund”).

Response 5:    The Wells Fargo Large Company Value Fund was selected to be the accounting and performance survivor based on the factors discussed by the SEC Staff in North American Security Trust No-Action Letter (pub. avail. August 5, 1994).  In the NAST Letter, the SEC Staff stated that, in determining which predecessor fund the surviving fund most closely resembles, one should consider among other factors, the funds’ investment advisers; investment objectives, policies and restrictions; expense structures and expense ratios; asset size; and portfolio composition.

                        In determining that the surviving fund would more closely resemble the Wells Fargo Advantage Large Company Value Fund than the Wells Fargo Advantage Disciplined Value Fund, the following factors, among other things, were considered.

The Wells Fargo Advantage Large Company Value Fund is, and after the Merger will continue to be, managed by Funds Management and sub-advised by Phocas Financial Corporation, whereas the Wells Fargo Advantage Disciplined Value Fund is managed by Wells Capital and a different portfolio management team than the portfolio management team that will manage the combined fund. After the Merger, the Wells Fargo Advantage Large Company Value Fund will continue to be managed by its current portfolio management team.

The investment objectives of the Wells Fargo Advantage Large Company Value Fund and the Wells Fargo Advantage Disciplined Value Fund are identical and the investment policies and restrictions of the Funds are similar. In addition, both the Wells Fargo Advantage Large Company Value Fund and the Wells Fargo Advantage Disciplined Value Fund invest principally in securities of large-capitalization companies defined as companies with market capitalizations within the range of the Russell 1000® Index. After the Merger, the combined fund is expected to be managed in accordance with investment objectives, strategies, and restrictions of the Wells Fargo Advantage Large Company Value Fund.

The Wells Fargo Advantage Large Company Value Fund will be the legal survivor of the Merger. The general expense structure and service provider arrangements of the Wells Fargo Advantage Large Company Value Fund are expected to represent the expense structure and service provider arrangements of the post-Merger fund, except that Funds Management has committed from the date of the Merger through July 18, 2013 to waive fees and/or reimburse expenses to the extent necessary to ensure that the Fund’s Total Annual Fund Operating Expenses After Fee Waiver, excluding brokerage commissions, interest, taxes, extraordinary expenses, and the expenses of any money market fund or other fund held by the Fund, do not exceed 1.10% for Class A, 1.85% for Class B and Class C, 0.85% for Administrator Class and 0.65% for Institutional Class. After this time, the Total Annual Fund Operating Expenses After Fee Waiver may be increased or the commitment to maintain the same may be terminated only with the approval of the Board of Trustees.

The Wells Fargo Advantage Disciplined Value Fund has substantially more net assets than the Wells Fargo Advantage Large Company Value Fund.  As of May 31, 2011, the Wells Fargo Advantage Disciplined Value Fund had approximately $406 million in net assets and the Wells Fargo Advantage Large Company Value Fund had approximately $135 million in net assets. However, we believe this factor alone should not be determinative, especially in consideration of the other factors discussed herein.

While the combined fund initially is expected to have a portfolio composition similar to that of the Wells Fargo Advantage Disciplined Value Fund because the combined fund's portfolio is expected to be comprised mostly of investments previously held by the Wells Fargo Advantage Disciplined Value Fund, future investment management decisions (including both purchases and sales) made by the surviving fund will be made in accordance with Wells Fargo Advantage Large Company Value Fund's investment policies.

Comment 6:   You asked that we explain how the accounting survivor was chosen for the Merger of the Wells Fargo Advantage Disciplined Global Equity Fund (the “Target Fund”) into the Wells Fargo Advantage Intrinsic World Equity Fund (the “Acquiring Fund”).

Response 6:    The Wells Fargo Advantage Intrinsic World Equity Fund was selected to be the accounting and performance survivor based on the factors discussed by the SEC Staff in North American Security Trust No-Action Letter (pub. avail. August 5, 1994).  In the NAST Letter, the SEC Staff stated that, in determining which predecessor fund the surviving fund most closely resembles, one should consider among other factors, the funds’ investment advisers; investment objectives, policies and restrictions; expense structures and expense ratios; asset size; and portfolio composition.

                        In determining that the surviving fund would more closely resemble the Wells Fargo Advantage Intrinsic World Equity Fund than the Wells Fargo Advantage Disciplined Global Equity Fund, the following factors, among other things, were considered.

The Wells Fargo Advantage Intrinsic World Equity Fund is, and after the Merger will continue to be, managed by Funds Management and sub-advised by Metropolitan West Capital Management, LLC, whereas the Wells Fargo Advantage Disciplined Global Equity Fund is managed by Wells Capital and a different portfolio management team than the portfolio management team that will manage the combined fund. After the Merger, the Wells Fargo Advantage Intrinsic World Equity Fund will continue to be managed by its current portfolio management team.

The investment objectives of the Wells Fargo Advantage Intrinsic World Equity Fund and the Wells Fargo Advantage Disciplined Global Equity Fund are identical and the investment policies and restrictions of the Funds are similar.

In addition, both the Wells Fargo Advantage Intrinsic World Equity Fund and the Wells Fargo Advantage Disciplined Global Equity Fund invest at least 80% of their assets in equity securities of companies located in no fewer than three countries. However, the Wells Fargo Advantage Intrinsic World Equity Fund has a policy to invest between 30% and 70% of its assets in equity securities of U.S. companies whereas the Wells Fargo Advantage Disciplined Global Equity Fund does not have an express policy to do so. In addition, the Wells Fargo Advantage Intrinsic World Equity Fund has a policy to invest in equity securities of 40 to 60 companies whereas the Wells Fargo Advantage Disciplined Global Equity Fund generally invests in a larger number of companies. After the Merger, the combined fund is expected to be managed in accordance with investment objectives, strategies, and restrictions of the Wells Fargo Advantage Intrinsic World Equity Fund.

The Wells Fargo Advantage Intrinsic World Equity Fund will be the legal survivor of the Merger. The general expense structure and service provider arrangements of the Wells Fargo Advantage Intrinsic World Equity Fund are expected to represent the expense structure and service provider arrangements of the post-Merger fund.

The Wells Fargo Advantage Intrinsic World Equity Fund has appreciably more net assets than the Wells Fargo Advantage Disciplined Global Equity Fund.  As of May 31, 2011, Wells Fargo Advantage Intrinsic World Equity Fund had approximately $103 million in net assets and the Wells Fargo Advantage Disciplined Global Equity Fund had approximately $69 million in net assets. As a result of this, the combined fund is expected to have a portfolio composition similar to that of the Wells Fargo Advantage Intrinsic World Equity Fund because the combined fund’s portfolio is expected to be comprised mostly of investments previously held by the Wells Fargo Advantage Intrinsic World Equity Fund.

Comment 7:   In the section entitled “Merger Information – Board Considerations” you stated that the disclosure does not make clear the primary reason for each Merger. You further stated that the discussion of the Golden Capital Transaction is confusing and could lead one to believe that the Transaction is the primary reason for the Mergers.

Response 7:    In response to this comment and comments 8, 9, 11, 12, 13, 14 and 18, we have made a number of revisions to the Board Considerations section.  Please refer to the revised Board Considerations section for responses as indicated below.

Comment 8:   In the section entitled “Merger Information – Board Considerations” you requested that we explain how the Board evaluated the fact that each Target Fund is managed using a quantitative investment strategy while each Acquiring Fund is actively managed. You also requested that we consider including disclosure regarding this difference in the “Merger Summary” for each Merger.

Response 8:    Please see the revised Board Considerations section.   The “Merger Summary” includes a description of the Target Funds’ quantitative strategy side-by-side a description of the Acquiring Funds’ active strategy.

Comment 9:   In the section entitled “Merger Information – Board Considerations” you requested that we explain how the following information was relevant to the Board’s consideration of the Mergers:

                        “The Board also noted that, although each of the Disciplined Value Fund and the Disciplined Global Equity Fund is managed using a quantitative investment strategy and the Acquiring Funds are actively managed, the Disciplined Value Fund was actively managed prior to 2005, and the Disciplined Global Equity Fund was actively managed prior to 2004. The Board also considered the fact that the Disciplined Value Fund has acquired the assets of multiple actively managed funds over the years through other fund mergers.”

Response 9:    Please see the revised Board Considerations section.

Comment 10: In the section entitled “Merger Information – Board Considerations” you noted that we include disclosure discussing the fact that each Acquiring Fund has significantly fewer investment holdings than its corresponding Target Fund. You requested that we consider including this information in the “Merger Summary” for each Merger.

Response 10:  With respect to the merger of Disciplined Global Equity Fund into Intrinsic World Equity Fund, please refer to the section titled “Merger Summary – Investment Goal and Strategy Comparison”, which section contains disclosure regarding the Acquiring Fund’s policy to invest in equity securities of approximately 40 to 60 companies located worldwide and discloses the fact that the Target Fund generally invests in a larger number of companies.

                        With respect to the merger of Disciplined Value Fund into Large Company Value Fund, the following disclosure has been added immediately before the last sentence in the second paragraph of the section titled “Merger Summary – Investment Goal and Strategy Comparison”:

                        “Neither the Acquiring Fund nor the Target Fund have any stated policy of investing in a particular number of holdings; however, the strategy of the Acquiring Fund typically leads to investments in fewer holdings in comparison to the strategy pursued by the Target Fund.”

Comment 11: In the section entitled “Merger Information – Board Considerations” you noted that we include disclosure discussing the fact that the Board considered that for each Merger, the absolute investment performance of the Acquiring Fund has been superior to that of the corresponding Target Fund over the three-year period ended March 31, 2011, as well as certain other periods reviewed. You requested that we explain why the three-year period is highlighted, and that we specify what other time periods were reviewed.

Response 11:  Please see the revised Board Considerations section.

Comment 12: In the section entitled “Merger Information – Board Considerations” you noted that we include disclosure discussing the fact that the Board considered that although data for the six months ended March 31, 2011 reflected higher gross expense ratios for the share classes of the Acquiring Funds, a comparison of gross expense ratios over other time periods may show different results. You requested that we say directly whether or not a comparison of gross expense ratios over other time periods show different results, and that we specify what other time periods were reviewed.

Response 12:  Please see the revised Board Considerations section.

Comment 13: In the section entitled “Merger Information – Board Considerations” in the discussion of the specific Board considerations related to the Merger of the Wells Fargo Advantage Disciplined Value Fund into the Wells Fargo Advantage Large Company Value Fund, you noted that we include disclosure discussing the fact that the Large Company Value Fund has a stronger investment performance record than the Disciplined Value Fund for the three-year period ended March 31, 2011. You requested that we explain why the three-year period is highlighted, and that we specify what other time periods were reviewed and which Fund had stronger investment performance for those time periods.

Response 13:  Please see the revised Board Considerations section.

Comment 14: In the section entitled “Merger Information – Board Considerations” in the discussion of the specific Board considerations related to the Merger of the Wells Fargo Advantage Disciplined Global Equity Fund into the Wells Fargo Advantage Intrinsic World Equity Fund, you noted that we include disclosure discussing the fact that the Intrinsic World Equity Fund has a stronger investment performance record than the Disciplined Global Equity Fund for the one-year and three-year periods ended March 31, 2011. You requested that we explain why the one and three-year periods are highlighted, and that we specify what other time periods were reviewed and which Fund had stronger investment performance for those time periods.

Response 14:  Please see the revised Board Considerations section.

Comment 15: In the section entitled “Merger Information – Agreement and Plan of Reorganization and Related Matters” you noted that we include disclosure discussing the fact that the Plan specifies that the method of determining the value of the assets net of liabilities and the NAV of each class of the Acquiring Funds shall be the same method used in determining the NAV of the Acquiring Funds in the ordinary course. You requested that we disclose whether the method of determining the value of the assets net of liabilities and the NAV of each class of the Target Funds is different than the method used for the Acquiring Funds. To the extent that the methods are different, you requested that we disclose the consequences of such difference.

Response 15:  The method of determining the value of the assets net of liabilities and the NAV of each class of the Target Funds is identical to the method used for the Acquiring Funds.

Prospectus/Proxy Statement Comments from Ms. Hatch:

Comment 16: With respect to the Merger of the Wells Fargo Advantage Disciplined Value Fund into the Wells Fargo Advantage Large Company Value Fund, in the section entitled “Merger Summary – Shareholder Fee and Fund Expense Comparison,” you noted that the contractual fee waiver for the Wells Fargo Advantage Disciplined Value Fund appears to have been included for three years rather than two years in calculating the “Example of Fund Expenses” table for the Fund.

Response 16:  The calculation of the Expense Example as it appears in the N-14 is the same as                             what appears in the Wells Fargo Advantage Disciplined Value Fund’s current                                prospectus and is calculated using numbers as of the Fund’s most recently                                            completed fiscal year, July 31, 2010. Since the expiration of the fee waiver is July                     18, 2013, the Expense Example has been calculated as if the fee waiver is in                             effect for three years.

Comment 17: With respect to each Merger, in the section entitled “Tax Information,” under “Merger Summary,” you requested that, rather than including the following general statement, we tailor such statement for each Merger:

“A substantial portion of the securities held by your Target Fund may be disposed of in connection with the Merger.”

Response 17:  With respect to the Merger of the Wells Fargo Advantage Disciplined Value Fund                        into the Wells Fargo Advantage Large Company Value Fund, the above statement                   is true. With respect to the Merger of the Wells Fargo Advantage Disciplined                            Global Equity Fund into the Wells Fargo Advantage Intrinsic World Equity Fund,                   the above statement is true. Therefore, no modifications are necessary.

Comment 18: In the section entitled “Merger Information – Board Considerations” you noted that we include disclosure discussing the fact that the Board considered that each Acquiring Fund has significantly fewer investment holdings than those of its corresponding Target Fund. You requested that we disclose whether the Board considered that this fact could result in the sale of a significant number of the investment holdings of the Target Funds.

Response 18:  Please see the revised Board Considerations section.

Comment 19: In “Exhibit D – Financial Highlights” you noted that we include financial highlights for the Wells Fargo Advantage Large Company Value Fund for the six months ended January 31, 2011. You asked that we explain why we have not included financial highlights for a full five year period for this Fund as well as for the other Target Funds and Acquiring Funds.

Response 19:  Item 5 of Form N-14 requires a registrant to include 5 years of financial                                          highlights, which is also required by Item 13 of Form N-1A.General Instruction G                         on Form N-14 allows a registrant that has a current          prospectus which meets the                            requirements of Section 10(a)(3) of the Securities Act of 1933 to incorporate by                                reference such prospectus or any information in the prospectus which satisfies the                               disclosure required by Item 5 of Form N-14.

Pro Forma Combining Financial Statement Comment from Ms. Hatch:

Comment 20: With respect to each Merger, in the section entitled “Narrative Description of the Pro Forma Effects of the Reorganizations,” you asked that we describe what type of expenses (brokerage expenses and/or normal operating expenses) are referenced in the following statement:

                        “These expenses do not include any expenses incurred by the Target Fund or the Acquiring Fund.”

Response 20:  With respect to each Merger, the identified disclosure has been revised as follows:

                        “Whether or not the Reorganization is consummated, all expenses incurred by the Target Fund and Acquiring Fund in connection with the Reorganization (including the cost of any proxy soliciting agents) will be borne by Funds Management or one of its affiliates. The expenses to be borne by Funds Management or one of its affiliates do not include any brokerage or other transaction expenses incurred by the Funds in connection with the Reorganization, which will remain the responsibility of the Funds.”

Comment 21: With respect to each Merger, in the section entitled “Narrative Description of the Pro Forma Effects of the Reorganizations,” you asked that we include a statement explaining that the Funds will pay all brokerage-related expenses.

Response 21:  Please see the response to the immediately preceding comment. The requested disclosure has been added.

We make the following representations to you:

the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We plan to file a post-effective amendment to the Registration Statement on or around June 27, 2011 to incorporate the responses to your comments described above. Please feel free to call me at (617) 210-3682 if you have any questions or would like anything additional.

                                                                                    Sincerely,

                                                                                    /s/ Maureen E. Towle

                                                                                    Maureen E. Towle, Esq.

cc: Marco E. Adelfio, Esq.

       C. David Messman, Esq.